

News Release

Alexco Reports Third Quarter 2019 Results

(All amounts in CDN$ unless otherwise indicated)

November 14, 2019 - Alexco Resource Corp. (NYSE-American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reports financial results for the quarter ended September 30, 2019 ("Q3 2019"). For Q3 2019 Alexco recorded a net loss of $2.3 million ("M") or ($0.02) per share. Alexco Environmental Group ("AEG"), a wholly owned subsidiary of Alexco, recognized revenues of $7.2 M with a gross profit of $1.4 M.

Q3 2019 Highlights

CORPORATE

- Overall, Alexco reported a net loss of $2,308,000, or $(0.02) per share for Q3 2019 and a loss before tax expense of $2,240,000 including net non-cash cost adjustments of $906,000. In the same period for 2018 the Company incurred a loss before taxes of $1,548,000, including non-cash income adjustments of $714,000. The operating loss for both periods was similar, with offsetting differences to the net loss related to non-cash adjustments resulting from the treatment of the embedded derivative on the Wheaton Precious Metals stream and deferred income tax expense.

- The Company's cash and cash equivalents at September 30, 2019 totaled $10,551,000 compared to $8,576,000 at December 31, 2018, while net working capital totaled $13,853,000 compared to $10,188,000 at December 31, 2018. The Company's restricted cash and deposits at September 30, 2019 totaled $2,774,000 compared to $2,725,000 at December 31, 2018.

EXPLORATION

- During Q3 2019 the Company completed an 8,333 meter ("m"), 29-hole surface exploration diamond drilling program:

  o The program commenced in June 2019 with two drills sited in the vicinity of the Bermingham deposit, where 5,140 m were drilled in 10 holes targeting extensions of the shallower Northeast Zone reserve and resource, as well as testing the continuity and tenor of the high grade Bermingham mineralization at depth;

  o The remaining 19 holes and 3,193 m of drilling were assisted by results from the 2018 geophysical survey flown over the Galena Hill area and targeted signatures exhibiting a similar structural and stratigraphic framework to the Bermingham deposit;

  o On September 10, 2019 the Company announced initial results from the 2019 Bermingham "deep target" drilling program (see news release dated September 10, 2019, entitled "Alexco Intersects 8.1 Meters (True Width) at Composite Grade of 1,414 Grams per Tonne (45.5 oz/t) Silver at 'Bermingham Deep' Target") indicating this target is completely open and will require follow-up; and

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada



o The drilling program was completed in mid-October; assay results are pending for the balance of the 2019 surface drilling campaign and are expected to be available in December 2019.

MINE OPERATIONS, DEVELOPMENT AND PERMITTING

- The Company completed the planned surface capital construction activities at the Bermingham deposit consistent with work outlined in the recently published pre-feasibility study, including installation of the underground production-related portal, construction of a lined treatment pond, initial construction of a coarse ore storage pad, and upgrading of existing haul roads.

- Alexco has the requisite permits and authorizations for development and future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Amendment of the Company's Quartz Mining Licence is expected to be complete in the fourth quarter of 2019, which will allow Alexco to resume and complete the remaining underground development at Bermingham and begin ore production.

- The Company is in the final steps of renewing the Water Use Licence ("WUL") with a Technical Pre-Hearing Conference scheduled for early December 2019. Following this process step, the final issuance of the WUL renewal will be subject to consideration by the Yukon Water Board and will likely extend into Q1 2020.

ALEXCO ENVIRONMENTAL GROUP

- AEG recognized revenues of $7,200,000 in Q3 2019 for a gross profit of $1,420,000 achieving a gross margin of 20% compared to revenues of $4,669,000 for a gross profit of $1,702,000 and a gross margin of 36% in the third quarter of 2018. The decrease in gross profit margin during the 2019 period was primarily related to use of third party contractors to complete construction of a larger water treatment system complex in Ontario as well as two new longer-term projects coming online that incurred higher up-front costs.

- During the quarter, under the contract with Canada for the remediation of legacy environmental conditions at Keno Hill, the Company completed the Evaluation Process for the ESM Reclamation Plan and a final Evaluation Report by the Yukon Environmental and Socio-economic Assessment Board is expected to be issued in December 2019. In addition, the Company continued with detailed engineering related to the final closure plan.

- During the quarter, the Company entered into an agreement with the Yukon Government to provide water treatment services at the Wolverine mine site located in the Yukon, Canada.

- From a strategic perspective, Alexco continues to evaluate options to unlock value from AEG for the benefit of Alexco shareholders.

Alexco's Chairman and Chief Executive Officer, Clynt Nauman, commented, "Alexco continues to move steadily forward toward resumption of mining operations at Keno Hill, having completed in Q3 a number of surface capital projects related to future production from the Bermingham mine as well as completing another successful season of surface exploration. Indications from all of our recent work, whether it be "right sizing" our future production plans to achieve a low-capital, high return project with capacity to produce approximately four million ounces of silver per year for seven to eight years, or whether it be our exploration focus to increase the total silver endowment of the District, consistently points to a project that is demonstrating significant upside in terms of capacity and longevity once production is re-established. On the permitting front, we are actively working to expedite the final stages of the Water Use Licencing process and remain confident that appropriate Quartz Mining Licence authorizations will be in place before year-end, enabling us to continue with underground development of the Flame & Moth and Bermingham deposits once the final production decision is made."



Financial Report

Full details of the financial and operating results for the third quarter of 2019 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis. These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference Call for Third Quarter 2019 Results

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Friday, November 15, 2019. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: kcordero@alexcoresource.com
www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results



and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.